EXHIBIT 21.1

SUBSIDIARIES OF HEALTHSTREAM, INC.

Names Under Which We Do Business	State or Other Jurisdiction of Incorporation or Organization

Data Management & Research, Inc.(1)	Tennessee

The Jackson Organization, Research Consultants, Inc.(1)	Maryland

Decision Critical, Inc.	Texas

Verity, Inc., a HealthStream Company (f/k/a Echo, Inc.)	Tennessee

Morrisey Associates, Inc.	Illinois

Performance Management Services, Inc.	California

Nursing Registry Consultants Corporation	Delaware

Health Care Compliance Strategies, Inc.	New York

HealthStream Acquisition I, Inc.	Tennessee

HealthStream Acquisition II, Inc.	Tennessee

(1)	Data Management & Research, Inc. and The Jackson Organization, Research Consultants, Inc. were dissolved on February 8, 2018 and February 9, 2018, respectively.